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                                                                    EXHIBIT 99.3

Dear __________:

         Thank you for your interest in Levitt Corporation. We are pleased to enclose for your review a prospectus relating to our Investment Note Offering.

         Simply read this current Prospectus, including the "Risk Factors," carefully before investing. Then, choose the rate and term that best suits your investment objectives. Finally, complete the Investor Order Form and return it with your check made payable to Levitt Corporation in the enclosed postage pre-paid envelope.

         Please feel free to call us toll free at 1-888-58-NOTES
(1-888-586-6837) with any questions you may have.

         We hope you will consider investing in our fixed-rate Investment Notes as part of your overall investment strategy.